AMENDMENT TO SUBADVISORY AGREEMENT
     AMENDMENT made as of this 29th day of April, 2005 to the Subadvisory Agreement dated December 8, 2003, as amended (the “Agreement”), between John Hancock Investment Management Services, LLC (formerly, Manufacturer’s Securities Services, LLC), a Delaware limited partnership (the “Adviser”), and Templeton Global Advisors Limited, a Bahamian Corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Appendix A to the Agreement is hereby amended to change the subadvisory fee for the Global Equity Trust as set forth in the revised Appendix A attached to this Amendment.
2. ADDITION OF NEW SECTION
CONFIDENTIALITY OF TRUST PORTFOLIO HOLDINGS
     The Subadviser agrees to treat Trust portfolio holdings as confidential information, except as required by law, regulation or company bylaw, in accordance with the Trust’s “Policy Regarding Disclosure of Portfolio Holdings,” as such policy may be amended from time to time, and to prohibit its employees from trading on any such confidential information.
23. EFECTIVE DATE
     This Amendment shall become effective with respect to the Global Equity Trust on the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Trust and (ii) execution of the Amendment.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
John Hancock Investment Management Services, LLC

By: John Hancock Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher
James D. Gallagher, Executive Vice President,
Secretary and General Counsel

Templeton Global Advisors Limited

By:	/s/Jeffrey Everett

APPENDIX A
     The Subadviser shall serve as investment subadviser for the following portfolio of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, a fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Percentage Fee”):

Aggregate Assets
	Aggregate Assets	exceed$150 million
	are less than or	but are less than or	Aggregate Assets
	equal to	equal to	exceed
Portfolio	$150 million*	$300 million*	$300 million*
Global Equity Trust

*	For purposes of determining Aggregate Assets, the following assets are included:
(1)	assets in the Global Equity Trust,

(2)	assets in the International Value Trust, a series of John Hancock Trust,
     The Subadviser Percentage Fee for the Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
     If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.